                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                AgriBioTech, Inc.
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                                (Name of Issuer)

                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)

                                   008494-10-6
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                                 (CUSIP Number)

                                Gerald L. Chrisco
                               Budd Services, Inc.
                            2325 South Stratford Road
                             Winston-Salem, NC 27103
                                 (910) 659-5040
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 1, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008494-10-6
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1)       Names of Reporting Persons: John D. Budd

         I.R.S. Identification Nos. of Above Persons (entities only):
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [x]
         (b)      [_]
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3)       SEC Use Only

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4)       Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
 Number of     (7)   Sole Voting Power:  388,586
Shares Bene-   _________________________________________________________________
  ficially     (8)   Shared Voting Power: 64,925
Owned by Each  _________________________________________________________________
 Reporting     (9)   Sole Dispositive Power:  388,586
  Person       _________________________________________________________________
    With       (10) Shared Dispositive Power: 64,925
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 453,511

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

--------------------------------------------------------------------------------

13)      Percent of class Represented by Amount in Row (11): 1.6%

--------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions): IN

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

CUSIP No. 008494-10-6
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1)       Names of Reporting Persons: Joseph R. Budd

         Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [x]
         (b)      [_]
--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
 Number of     (7)  Sole Voting Power:  270,519
Shares Bene-   _________________________________________________________________
 ficially      (8)  Shared Voting Power: 64,925
Owned by Each  _________________________________________________________________
 Reporting     (9)  Sole Dispositive Power:  270,519
   Person      _________________________________________________________________
    With       (10) Shared Dispositive Power: 64,925
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 335,444

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

--------------------------------------------------------------------------------

13)      Percent of class Represented by Amount in Row (11): 1.2%

--------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions): IN

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

CUSIP No. 008494-10-6
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1)       Names of Reporting Persons: Kenneth R. Budd

         Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [x]
         (b)      [_]

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
 Number of     (7)   Sole Voting Power:  201,652
Shares Bene-   _________________________________________________________________
 ficially      (8)   Shared Voting Power:  None
Owned by Each  _________________________________________________________________
 Reporting     (9)   Sole Dispositive Power:  201,652
  Person       _________________________________________________________________
   With        (10) Shared Dispositive Power:  None
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 201,652

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

--------------------------------------------------------------------------------

13)      Percent of class Represented by Amount in Row (11): 0.7%

--------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions): IN

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

CUSIP No.  008494-10-6
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1)       Names of Reporting Persons: Richard P. Budd

         Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [x]
         (b)      [_]

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
 Number of     (7)   Sole Voting Power:  719,351
Shares Bene-   _________________________________________________________________
 ficially      (8)   Shared Voting Power:  None
Owned by Each  _________________________________________________________________
 Reporting     (9)   Sole Dispositive Power:  719,351
  Person       _________________________________________________________________
  With         (10) Shared Dispositive Power:  None
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 719,351

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

--------------------------------------------------------------------------------

13)      Percent of class Represented by Amount in Row (11): 2.6%

--------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions): IN

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

CUSIP No.  008494-10-6
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1)       Names of Reporting Persons: Theodore P. Budd

         Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [x]
         (b)      [_]

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
 Number of     (7)   Sole Voting Power:  270,519
Shares Bene-   _________________________________________________________________
 ficially      (8)   Shared Voting Power: 64,925
Owned by Each  _________________________________________________________________
 Reporting     (9)   Sole Dispositive Power:  270,519
  Person       _________________________________________________________________
   With        (10) Shared Dispositive Power: 64,925
--------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 335,444

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

--------------------------------------------------------------------------------

13)      Percent of class Represented by Amount in Row (11): 1.2%

--------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions): IN

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

CUSIP No. 008494-10-6
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1)       Names of Reporting Persons I.R.S.: Gerald L. Chrisco

         Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [x]
         (b)      [_]

--------------------------------------------------------------------------------

3)       SEC Use Only

--------------------------------------------------------------------------------

4)       Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------
 Number of     (7)   Sole Voting Power:  84,447
Shares Bene-   _________________________________________________________________
 ficially      (8)   Shared Voting Power:  None
Owned by Each  _________________________________________________________________
 Reporting     (9)   Sole Dispositive Power:  84,447
  Person       _________________________________________________________________
   With        (10) Shared Dispositive Power:  None
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 84,447

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [_]

--------------------------------------------------------------------------------

13)      Percent of class Represented by Amount in Row (11): 0.3%

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14)      Type of Reporting Person (See Instructions): IN

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

         This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D dated December 10, 1997 filed by John D. Budd, Joseph R. Budd, Kenneth R. Budd, Richard P. Budd, Theodore P. Budd and Gerald L. Chrisco with respect to shares of common stock, par value $0.001, of AgriBioTech, Inc. (the "Statement"), amends the Statement as set forth herein. Capitalized terms used in this Amendment are defined in the Statement. This Amendment indicates that Kenneth R. Budd beneficially owns, has the sole power to vote or direct the vote of, and has the sole power to dispose or direct the disposition of, 201,652 shares of Common Stock rather than 201,052 as disclosed in the Statement.

         The cover page of the Statement is hereby amended and restated in its entirety as set forth above to reflect Kenneth R. Budd's actual ownership.

         Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety to read as follows to reflect Kenneth R. Budd's actual ownership:

         (a) According to the terms of the Merger Agreement, the Reporting Parties have the right to acquire, upon the Closing and Final Settlement as provided in the Merger Agreement, an aggregate of approximately 2,000,000 shares of Common Stock which will be equivalent to approximately 7.1% of the outstanding shares of Common Stock. The exact aggregate amount of shares of Common Stock the Reporting Parties will acquire pursuant to the Merger Agreement may be adjusted as described in Item 3 above.

         The following table indicates the aggregate number and percentage of the Common Stock each Report Party beneficially owns as of the date of this
Statement:

                            NUMBER OF SHARES OF          PERCENTAGE OF
NAME OF REPORTING              COMMON STOCK               OUTSTANDING
      PARTY                  BENEFICIALLY OWNED           COMMON STOCK
John D. Budd                       453,511                     1.6%
Joseph R. Budd                     335,444                     1.2%
Kenneth R. Budd                    201,652                     0.7%
Richard P. Budd                    719,351                     2.6%
Theodore P. Budd                   335,444                     1.2%
Gerald L. Chrisco                   84,447                     0.3%


         (b) The following table indicates the number of shares of Common Stock with respect to which each Reporting Party will, upon the Closing and Final Settlement has provided in the Merger Agreement, have sole and shared voting and dispositive power:

                                  NUMBER OF SHARES OF COMMON STOCK
               ----------------------------------------------------------------------
                                                                           SHARED
                                                     SOLE POWER TO        POWER TO
 NAME OF       SOLE POWER TO      SHARED POWER       DISPOSE OR TO      DISPOSE OR TO
REPORTING        VOTE OR TO      TO VOTE OR TO        DIRECT THE         DIRECT THE
 PARTY         DIRECT TO VOTE    DIRECT TO VOTE       DISPOSITION        DISPOSITION

John D. Budd       388,586          64,925(1)           388,586            64,925(1)

                                                         NUMBER OF SHARES OF COMMON STOCK
                               -----------------------------------------------------------------------------------
Joseph R. Budd                    270,519                  64,925(1)               270,519               64,925(1)
Kenneth R. Budd                  201,652(2)                    0                  201,652(2)                 0
Richard P. Budd                   719,351                      0                   719,351                   0
Theodore P. Budd                  270,519                  64,925(1)               270,519               64,925(1)
Gerald L. Chrisco                  84,447                      0                    84,447                   0

------------------
(1) Represents shares held of record by the Richard P. Budd Irrevocable Living Trust U/A dated September 13, 1997 (the "Trust"). John D. Budd, Joseph R. Budd and Theodore P. Budd, as trustees of the Trust, will, upon the Closing and Final Settlement as provided in the Merger Agreement, have shared power, with each other, to vote and to control the disposition of such shares. The agreement governing the Trust is silent as to the voting and disposition rights of the trustees with respect to the Common Stock. North Carolina law provides that, unless otherwise provided in a trust agreement, where a trust has more than two trustees the approval of a majority of the trustees is required with respect to the voting and disposition of securities held by the trust. Accordingly, each of the trustees has shared power to direct the vote of, and to direct the disposition of, shares of Common Stock held by the Trust.

(2) Includes 17,052 shares to be held by Kenneth R. Budd as Custodian for his minor children, Elizabeth Budd and Ryan Budd, pursuant to the North Carolina Uniform Transfer to Minors Act.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 12, 1997         /s/ John D. Budd
                                 -----------------------------------------------
                                 John D. Budd

                                 /s/ Joseph R. Budd
                                 -----------------------------------------------
                                 Joseph R. Budd

                                 /s/ Kenneth R. Budd
                                 -----------------------------------------------
                                 Kenneth R. Budd

                                 /s/ Richard P. Budd
                                 -----------------------------------------------
                                 Richard P. Budd

                                 /s/ Theodore P. Budd
                                 -----------------------------------------------
                                 Theodore P. Budd

                                 /s/ Gerald L. Chrisco
                                 -----------------------------------------------
                                 Gerald L. Chrisco


                  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).